

September 24, 2010

VIA U.S. MAIL AND FACSIMILE

Stephen R. Brunner
Chief Executive Officer, Chief Operating Officer
      and President
Constellation Energy Partners LLC
1801 Main Street, Suite 1300
Houston, Texas 77002

> **Re: Constellation Energy Partners LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-33147**

Dear Mr. Brunner:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 1

General

1.   We note that 99% of your estimated proved reserves is natural gas. Please provide disclosure with respect to your oil reserves or tell us why it is not appropriate. See Item 1201(a) of Regulation S-K.

Proved Oil and Natural Gas Reserves, page 4

2.   We note that you have grouped your proved reserves related to oil and natural gas for purposes of disclosing your proved developed and undeveloped reserves. Please revise to separately present these products or explain to us why you have determined that grouping these different products meets the disclosure requirements of Item 1202(a)(4) of Regulation S-K.

3.   We note that your audit committee and board of managers review your reserve reports and that your staff of engineers and geoscientists on average has experience exceeding 27 years. We also note that Netherland, Sewell & Associates, Inc. have prepared the reserves estimates for 2009 and 2008 from which you used to prepare your financial statements. Please, however, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimate as required by Item 1202(a)(7) of Regulation S-K.

4.   We note that you have provided information regarding proved undeveloped reserves. Please provide the information required by Item 1203(b) – (d) of Regulation S-K, or tell us why it is not applicable.

Production and Price History, page 7

5.   We note your tables regarding the net production of natural gas. We further note that you provide the lease operating expense per unit and net production by field. Please disclose by field the other components of the average cost of production per unit, as required by Item 1204(b)(2), or tell us why they are not applicable.

Drilling Activity, page 8

6.   We note that you have one well in progress as of December 31, 2009. Please provide a description of the present activities of the well in progress as required by Item 1206(b) of Regulation S-K.

Operations, page 10

Executive Management, page 10

7.   We note that during 2009 you transitioned your executive management team from Constellation Energy Partners Management, LLC to the company in order "to better align [y]our management team with the interests of [y]our unitholders and to increase [your management team's] focus on [y]our business" (at page 89). This discussion should be expanded to briefly describe the historical context in which the management of your company evolved—from contracting executive officers with an affiliate to indirectly

employing them. In this regard, please also discuss the specific reasons why the transition was made and the resulting differences, if any, in regard to the management of your company, including with respect to executive compensation under "Executive Compensation—Compensation Discussion and Analysis" (at page 94).

Marketing and Major Customers, page 11

8.   Please provide your analysis as to how you have complied with the disclosure requirements of Item 1207 of Regulation S-K.

Managers, Executive Officers and Corporate Governance, page 82

Qualifications of Board of Managers, page 84

9.   For each manager, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person in particular should serve as a manager. We note that it is insufficient to present such experiences, qualifications, attributes or skills for your managers as a group. See Item 401(e) of Regulation S-K and *Compliance & Disclosure Interpretations*, Question 116.05 at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

Exhibits and Financial Statement Schedules, page 108

10.   Please provide the basis for not filing as exhibits your contracts with your major customers, including J.P. Morgan Ventures Energy Corporation, Enterprise Alabama Intrastate, L.L.C., Macquarie Energy LLC, Scissortail Energy LLC, Cotton Valley Compression, L.L.C., ONEOK Energy Services Company, L.P. and Sunoco Partners Marketing and Terminals L.P.

Exhibit 99.1

11.   Please quantify the 12-month average price used in making the reserves estimation. You provide the average West Texas Intermediate posted price and the average Platts Gas Daily Oneok Oklahoma spot price, but these appear to be for reference rather than the actual price utilized.

12.   We note the following language in Netherland Sewell's report:

        In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.

It does not appear that NSAI has "excluded from its consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences." In this regard, we note that the definition of "reserves" in Rule 4-10 (a)(26) of Regulation S-X indicates that "there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production." We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

- Remove the sentence referenced above; or

- Replace the referenced sentence with a new statement that is precisely tailored to the expertise of NSAI and the circumstances under which the report was prepared.

13. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief